UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-33768

AIFU INC.

27/F, Pearl River Tower
No.15 West Zhujiang Road
Tianhe District, Guangzhou 510623
People's Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Change of Board of Directors and Management

On April 28, 2025, the board of directors of AIFU Inc. (the “Company”) (the “Board”) has been notified by Ms. Wei Chen of her resignation as a director, vice chairperson of the Board and Chief Executive Officer of the Company, with immediate effect. Ms. Chen has advised that her resignation was due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

To fill in the vacancies, on April 28, 2025, the Board appointed Ms. Mingxiu Luan to serve as a director and vice chairperson of the Board and Chief Executive Officer of the Company, with immediate effect.

The following is the biographical information of Ms. Mingxiu Luan.

Ms. Mingxiu Luan has served as the Chief Financial Officer of TIAN RUIXIANG Holdings Ltd. from March 2019 to August 2024, and of Zhejiang Tianruixiang Insurance Broker Co. Ltd. from May 2016 to August 2024. Between March 2015 and April 2016, Ms. Luan served as the financial director of Mingruibotong (Beijing) Investment Management Co., Ltd., responsible for the day-to-day financial management. From May 2014 to November 2014, Ms. Luan served as the deputy director of finance department of Beijing CNlive Culture Media Co., Ltd. From November 2009 to April 2014, she worked as a senior audit manager in Shandong branch of WUYIGE Certified Public Accounting LLP. Ms. Luan holds a bachelor’s degree in accounting from Shandong University of Finance and Economics and is a certified public accountant in China.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIFU Inc.

By:	/s/ Mingxiu Luan
Name:	Mingxiu Luan
Title:	Chief Executive Officer

Date: April 28, 2025

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